SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

June 13, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

13 June 2019

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Roberto Quarta
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc SPON ADR American Depositary Shares ISIN: US83175M2052
b)	Nature of the transaction	Purchase of American Depositary Shares
c)	Price(s) and volume(s)		Prices ($)	Volumes
		1)	42.865	300
			42.875	100
			42.885	100
			42.925	100
			42.895	100
			42.855	200
		2)	42.87	200
			42.89	133
			42.86	100
			42.85	203
			42.885	100
			42.88	100
		3)	42.865	200
		4)	42.855	1200
			42.865	100
			42.875	400
			42.885	200
			42.89	200
			42.895	300
		5)	42.85	200
			42.86	600
			42.87	500
			42.88	300
			42.89	200
			42.9	100
			42.91	100
		6)	42.89	100
			42.84	100
			42.85	200
			42.86	100
			42.87	200
			42.88	102
		7)	42.85	800
			42.885	99
			42.89	201
			42.9	100
		8)	42.895	100
		9)	42.87	100
		10)	42.86	100
			42.88	200
			42.885	200
			42.87	100
		11)	42.855	200
			42.895	100
		12)	42.9	162
		13)	42.84	200
			42.85	700
			42.86	300
			42.87	400
			42.88	400
			42.89	100
			42.9	200
		14)	42.885	100
b)	Nature of the transaction	Purchase of American Depositary Shares
d)	Aggregated information - Aggregated volume - Price	12,000 $42.869624
e)	Date of the transaction	2019 - 06 - 11
f)	Place of the transaction	1)	UBSA
		2)	ARCX
		3)	JPMX
		4)	CAES
		5)	XNAS
		6)	EDGA
		7)	XNYS
		8)	NASD
		9)	BATY
		10)	IEXG
		11)	BIDS
		12)	XCIS
		13)	XBOS
		14)	ICBX

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  01923 477216

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: June 13, 2019

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary